Joseph B. Andolina, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, Pennsylvania 19103-6996

Re: Hatteras Global Private Equity Fund II, LLC
         Registration Number: 811-22575

Dear Mr. Andolina:

        We have reviewed the registration statement on Form N-2 for the Hatteras Global Private Equity Fund II, LLC ("Fund") filed with the Commission on August 3, 2011. We have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement.

Cover

        Please explain why the Fund will have multiple closings.

        Please explain how the Fund will be "globally diversified"; will it invest at least 40% of assets outside the U.S.?

Prospectus

Fund Fees and Expenses (p. 1)

        Please delete "except as noted" from the first caption of the fee table.

        Please delete "Investment" from the second caption of the fee table.

        How does the "placement fee" differ from a sales load? If it does not, please identify it as such.

        Please change the caption "Interest Expense" to "Interest Payments on Borrowed Funds." Why is the figure for this caption zero? If the figure is "none", please consider deleting this line from the table. *See* Instruction 2 to Item 3.1 of Form N-2.

Disclose that the Fund does not expect to issue preferred shares. In the alternative, add a preferred share dividend expense line item to the fee table, as applicable.

Please delete the third sentence from the paragraph immediately preceding the Example.

Please make prominent the first two sentences of the paragraph after the example.

Placement Fee (p. 3)

Why does the placement fee increase for subsequent closings? What is the difference between a placement agent fee and a sales load? If there is none, please refer to this expense item as a sales load.

Fund Servicing Fee (p. 3)

What is the difference between the Fund Servicing Fee and the Adminstrative Fee in terms of the services provided in return for the fees?

Summary (p. 5)

Investment Objective and Strategies (p. 5)

The first sentence of this section includes the word "diversified." Since the Fund is non-diversified, please consider using another word to avoid confusion.

Please disclose the maximum percentage of an Investment Fund's assets the Fund may own.

What does "managing liquidity", as used in the third paragraph of this section, mean? Please define the term "commitment strategy" and provide a summary explanation of the Fund's commitment strategy. Also, please quantify "substantially invested" as well as the extent to which the Fund expects to hold liquid assets. Further, will the Fund require commitments from its own shareholders? If so, how will this be managed? Will it be consistent with the requirements of Section 18 of the Investment Company Act of 1940 (the "Act") with respect to senior securities?

Please summarize the Fund's leverage strategies in this section. Also, disclose the extent to which the Fund expects to borrow for all purposes.

Disclosure elsewhere in the prospectus indicates the Fund will have significant overseas exposure. Please summarize the Fund's foreign investment strategies in this section. Summarize the risks attendant with overseas investments in the Risk Factors section of the Summary.

Risk Factors (p. 7)

Please summarize all material risks of investing in the Fund in this section. Does the Fund intend to use leverage during the first twelve months of operations? If so, please disclose the fact, and add appropriate fee table and risk disclosure.

Capital Contributions (p. 7)

Please clarify that there is no minimum offering amount. Expand the discussion to indicate whether there is a critical minimum amount that the Fund must nevertheless raise to provide it with the opportunity to deploy its strategies and achieve its investment objective. Are there any special risks to the Fund or its Shareholders if a certain minimum amount is not raised through this offering?

Repurchase of Interests (p. 10)

Please disclose in this section that the Fund may redeem in kind, and summarize the associated risks.

Disclose the approximate amount of time that is likely to lapse (1) between the time a Shareholder submits a repurchase request and the effective date of repurchase and (2) between the effective date of the repurchase and the receipt of cash for Shares tendered.

Distributions (p. 11)

Will the Fund make distributions prior to the 37th month? If not, will the shareholders nevertheless be taxed on Fund income or gains?

Is the 125% return of Capital Contributions threshold, referenced in this section, net of realized losses and unrealized capital gains? If not, please explain to us how this is consistent with Section 205(a) of the Investment Adviser Act of 1940.

Use of Proceeds (p. 15)

Please clarify how soon the proceeds of the sale of interests will be invested by the Fund, the reasons for any anticipated lengthy delay in investing the proceeds, and the consequences of any delay. *See* Guide 1 to Form N-2 and Item 7.2 of Form N-2.

Placement Fee Schedule (p. 16)

Please supplement the disclosure that the Fund may admit new members or allow existing members to increase their subscriptions at subsequent closings with disclosure to the effect that existing, non-participating shareholders will suffer dilution as a result.

Investment Objective and Strategies (p. 19)

<u>Investment Strategies</u> (p. 20)

The discussion indicates what the Adviser will consider when deciding whether to invest in a particular Investment Fund. Please explain the source of the information upon which the Adviser will rely with respect to both the Investment Funds and their investment managers and whether the information is available to the public.

Clarify whether or not, when deciding to invest in a particular Investment Fund, the Adviser will also consider any of the following: (1) the amount or type of performance fee charged by the investment manager; (2) purchase fees or sales charges imposed by the Investment Fund; or (3) Investment Fund liquidity or repurchase programs.

The disclosure indicates that the Adviser may reduce or terminate the Fund's investment in the Investment Funds. Disclose how readily the Adviser will be able to reduce or terminate an Investment Fund holding at the value assigned to the investment in connection with the Fund's calculation of its own NAV. In this regard, will the Fund be required to pay any additional amounts to terminate a position in an Investment Fund?

What will be the Fund's rights and status in relation to all other Investment Fund investors?

The disclosure indicates it is the responsibility of the Adviser and Sub-Adviser to monitor the performance of the portfolio managers of the Investment Funds. Please disclose how regularly the Adviser will monitor Investment Fund returns, contact Investment Fund managers to discuss performance, evaluate Investment Funds and reallocate Fund assets. Also disclose how much time the reallocation process is expected to take.

Describe any possible impediments to monitoring the performance of the Investment Funds on a regular basis.

Disclose the percentage of Fund assets to be invested in non-voting securities and explain why the Fund would purchase such securities or forego its right to vote securities it owns.

Disclose whether or not there are any percentage thresholds or other parameters that the Adviser will use as guidelines when determining whether an Investment Fund is using an inappropriate degree of leverage.

Will the Adviser be given access to all of the information that its needs, on a timely basis, to enable it to perform the monitoring activities described in this section?

Investment Policies (p. 28)

Commitment Strategy and Liquidity Management (p. 28)

Please quantify what is meant by "*high* level of investment" in the first sentence of this section.

With respect to the Fund's commitment strategy, what would happen should the Fund make commitments and fail to properly forecast future distributions? Please disclose in an appropriate location the risks attendant with the Fund's commitment strategy. Please summarize this disclosure in the Summary.

The second bullet point in this section states that establishment of a credit line would enable the Fund to satisfy the requirements of the Investment Company Act. Please explain under what circumstances the Fund would use the credit line to "satisf[y] the requirements of the Investment Company Act."

Special Risks of the Fund of Funds Structure (p. 33)

Valuation of the Fund's Interests in Portfolio Funds (p. 34)

The disclosure pertaining to the Fund's valuation procedures indicates the Fund will defer to the Investment Funds' valuation methodologies. Please explain why this is consistent with the duties of the Fund's Board to determine fair valuation procedures.

Please provide the staff with the procedures the Fund's Board has adopted to ensure compliance with the requirements of Section 2(a) (41) of the Act.

With respect to the valuation discussion see, generally, the net asset valuation discussion contained in DB Hedge Fund Strategies Fund LLC, filed August 27, 2002 (Securities Act Registration Number 333-72104). In this regard, confirm, add to or revise, as appropriate, all applicable sections of the prospectus (not merely the discussion appearing under the heading "Net Asset Valuation") consistent with, but not limited to, the DB Hedge Fund Strategies Fund LLC net asset valuation discussion.

The Fund should also add disclosure indicating that the Fund has clear written policies and procedures regarding valuation reports submitted to the Board and the methodology for making valuation decisions. At a minimum, the procedures should seek to ensure that the Fund is able to reliably determine the value of its investments in Investment Funds. Please provide us with a copy of the valuation procedures adopted by the Fund's Board.

Add a statement indicating generally the period of time that is expected to elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the investment managers of the Investment Funds.

Clarify whether a Shareholder may have a cause of action if he or she purchases under valuations that are not appropriate.

How will NAV be calculated in the event that the last day of a fiscal period is a holiday?

Investment Related Risks (p. 36)

Concentration of Investments (p. 37)

Change the Fund's concentration policy to state that the Fund may not concentrate in an industry *or group of industries*. Given the Fund's policy not to concentrate, please revise the first sentence of the first paragraph of this section to conform the disclosure to the concentration policy.

Derivative Instruments (p. 37)

Please provide complete disclosure of the Fund's derivatives strategy and associated risks in an appropriate location, and summarize this disclosure in the Summary. Please revise the disclosure to follow the guidance of the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Defaulted Debt Securities and Other Securities of Distressed Companies (p. 37)

Will the Fund's investments in distressed securities be a principal strategy of the Fund? If so, please include disclosure of the strategy and its risks in the Summary.

Leverage (p. 38)

If the Fund will offer preferred stock, please disclose so in the strategy sections of the registration statement, and disclose in this section the risks associated with the issuance of preferred stock.

Economic, Political and Legal Risks (p. 38)

As this disclosure in large part discusses the risks of foreign investment, please consider revising the heading of the section to more accurately describe its contents.

Procedures for Repurchase of Interests (p.44)

The prospectus indicates that repurchases are expected to occur four times a year. It therefore appears that the Fund can repurchase Shares prior to completion of the annual audits of the Investment Funds. Describe the potential risks to Shareholders of a repurchase without the information of an audit.

We note that Shareholders may receive in-kind distributions consisting of interests in Investment Funds and/or securities from the portfolios of these funds. Disclose that interests in Investment Funds and/or securities received in-kind may be subject to restrictions on resale, and describe the consequences and risks to Shareholders of acquiring and holding these assets. Moreover, disclose if true, that certain Shareholders may be prohibited from even holding such securities. Expand the discussion to indicate that Shareholders will also incur brokerage and/or placement fees and bear market risk until such time as they convert securities that they have received as a result of an in-kind distribution into cash.

SAI

Fundamental Policies (p. 2)

With respect to policies 1 and 3, please provide narrative disclosure as to what is currently permitted by the Commission.

General

We note that portions of the filing are incomplete. We may have additional comments on such portions on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any post-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of an amendment to the registration statement. Where no change will be made in the filing in response to a comment, please indicate this fact in the correspondence and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In its response to this correspondence, the Fund should acknowledge that:

· The Fund is responsible for the adequacy and the accuracy of the disclosure in the filing;

· comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing; and

· the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel